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                                                   March 18, 2005



VIA HAND DELIVERY

Abby Adams, Esq.
Office of Mergers and Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0303


         RE:   NATIONAL PROPERTY INVESTORS III
               SCHEDULE TO-T/13E-3 FILED FEBRUARY 16, 2005
               FILED BY AIMCO PROPERTIES LP, ET AL.

               FOX STRATEGIC HOUSING INCOME PARTNERS
               SCHEDULE TO-T/13E-3 FILED FEBRUARY 16, 2005
               FILED BY AIMCO PROPERTIES LP, ET AL.

               CENTURY PROPERTIES FUND XIV, XV, XIX, AND
               CENTURY PROPERTIES GROWTH FUND XXII
               SCHEDULES TO-T/13E-3 FILED FEBRUARY 16, 2005
               FILED BY AIMCO PROPERTIES LP, ET AL.

               DAVIDSON INCOME REAL ESTATE, L.P.
               SCHEDULE TO-T/13E-3 FILED FEBRUARY 16, 2005
               FILED BY AIMCO PROPERTIES LP, ET AL.

               DAVIDSON GROWTH PLUS LP
               SCHEDULE TO-T/13E-3 FILED FEBRUARY 16, 2005
               FILED BY AIMCO PROPERTIES LP, ET AL.


Dear Ms. Adams:

         On behalf of AIMCO Properties, L.P. ("AIMCO OP"), we are responding to the Staff's comment letter, dated March 3, 2005, regarding the Tender Offer Statements and Rule 13e-3 Transaction Statements on Schedule TO referred to above. As we discussed, we are providing supplementally AIMCO OP's response letter to the Staff's comments and a blackline copy of the Offer to Purchase and Letter of Transmittal for National Property Investors III ("NPI III"), which



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Securities and Exchange Commission
March 18, 2005
Page 2

have been marked to show changes against the version previously filed, as well as a blackline copy of the changed pages of the Offers to Purchase for Davidson Income Real Estate, L.P. and Fox Strategic Housing Income Partners. For your convenience in reviewing those sections of the NPI III Offer to Purchase that have been moved to different areas of the document, we are also providing a blackline showing those sections in the same order they appeared in the version previously filed. As requested, we have set forth below each of the Staff's comments and AIMCO OP's response to each comment.

SCHEDULE TO-T/13E-3

     1. We note that two of the offers are for less than all units outstanding, such as the offer for Fox Strategic Housing Income Partners. You have indicated that Item 10 of Schedule TO is not applicable with respect to this offer. As the offer is for less than all the units outstanding, revise to provide the bidders' financial information as required by Item 10 (to the extent you have not done so) or tell us why this information is not material. Note that when financial information is incorporated by reference, you must include the information required by Item 1010(c) of Regulation M-A in the document disseminated to unit holders.

          RESPONSE: We note the Staff's comment and respectfully submit that, pursuant to Instruction 2 of Item 10 of Schedule TO, the requested information is not considered material because the consideration offered consists solely of cash, the offers are not subject to any financing condition, and the offeror is a public reporting company that files reports electronically on EDGAR.

OFFER TO PURCHASE UNITS OF NATIONAL PROPERTY INVESTORS III

General

     2.   Revise to provide the legend required by Rule 13e-3(e)(1)(iii).

          RESPONSE: We have revised the disclosure in response to this comment.

     3. In any future dissemination of this offer document, and in future Rule 13e-3 filings, please be certain to provide the "Special Factors" disclosure required by Rule 13e-3(e)(1)(ii) in the front of the disclosure document.

          RESPONSE: We have revised the disclosure in response to this comment, and AIMCO OP undertakes to provide the required disclosure in future Rule 13e-3 filings.

Risk Factors, page 4

     Our Offer Price May Not Represent Fair Market Value for Your Units, page 4

     4. Revise the heading of this risk factor to clarify the risk discussed in the corresponding text. As the filing persons have provided fairness determinations with respect to this offer price, you should revise this risk factor to avoid the implication that you are disclaiming liability for the filing persons' fairness determinations.

          RESPONSE: We have revised the disclosure in response to this comment.



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Securities and Exchange Commission
March 18, 2005
Page 3


     Continuation of Partnership; No Time Frame Regarding Sale of Property, page 5

     5. Please revise your disclosure to discuss in greater detail and quantify, if practicable, the "changes in the local rental markets, the potential for appreciation in the value of a property and the tax consequences to [limited partners] on a sale of property" that the bidders believe weigh against the sale of any properties at this time.

          RESPONSE: We have revised the disclosure in response to this comment to discuss in greater detail the factors the general partner considered in determining that a sale of the partnership's properties would not be advantageous at the current time.

Terms of the Offer; Expiration Date, page 8

     6. Revise to clarify when payment will be made for tendered units and clarify how this date differs from the effective date of the transfer of ownership interests. For example, you state that you will pay for the tendered units promptly upon expiration of the offer. Tell us how many days after termination of the offer this payment will be made. We note that the transfer of partnership interests will not be effective until the first day of the calendar quarter in which the offer expires. Clarify how the payment date and transfer date correspond, if at all, or confirm that payment for tendered units will take place without respect to the date the actual transfer of ownership occurs in the partnership records. Finally, please clarify how the transfers will take place on the first date of the calendar quarter in which the offer expires. It appears that any transfer of units would be made retroactive to the beginning of the current quarter.

          RESPONSE: We have revised the disclosure in response to this comment to clarify that AIMCO OP intends to pay for tendered units that have been accepted for payment as promptly as practicable, which it expects will be within three business days after expiration of the offer, and to clarify that payment for tendered units will take place without respect to the date that the actual transfer of ownership will be effective.

Acceptance for Payment and Payment for Units, page 8

     7. In the last paragraph of this section you reserve the right to transfer or assign the right to purchase tendered units to one or more of your affiliates. Please be aware that any persons or entities to whom you transfer or assign such right must be included as a bidder in the offer. Each such person or entity added as a bidder (and possibly as a Schedule 13E-3 filing person) must independently satisfy the disclosure, dissemination and timing requirements of the tender offer and going private rules.

          RESPONSE: We note the Staff's comment and confirm supplementally to the Staff that if AIMCO OP assigns its right to purchase the tendered units to one or more of its affiliates, such affiliates must comply with the requirements of the tender offer and going-private rules.



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Securities and Exchange Commission
March 18, 2005
Page 4

Extension of the Tender Period; Termination; Amendment; No Subsequent Offering Period, page 13


     8. We note the reference to governmental approvals required to consummate the offer. We are unable to locate disclosure regarding required governmental approvals on which you have conditioned the offer. Revise to provide this disclosure or eliminate this reference.

          RESPONSE: We have revised the disclosure to delete this reference in response to this comment.

     9. Revise the disclosure on page 13 to clarify that, if the offer is extended, you will issue a press release or other public announcement by 9 a.m. on the following business day, as required by Rule 14e-1(d). The current disclosure states that you may do so.

          RESPONSE: We have revised the disclosure in response to this comment.

Valuation of Units, page 18

     10. On page 18 you disclose that the court appointed appraiser determined the value of the partnership properties "in 2003." We note that the appraisal indicates the fair value of each of the properties as of May 28, 2003 and May 14, 2003. Revise to disclose the date of the appraiser's report. We note that you filed these reports, as well as an appraisal of a third unit held by the partnership as exhibits to your Schedule TO/13E-3. Revise to provide the reports as exhibits and revise page 27 to clarify that the reports are available on EDGAR as well. Also, it appears that you should discuss when the third property was sold, to whom (an affiliate or unrelated party?), how it compared to the prior valuation, and how this impacts the valuation amount or otherwise affects the partnership asset valuation. We note from page 48 that the property was sold on January 15, 2004 for a gross sale price of $14,825,000. We note from the appraisal filed as an exhibit to your November 7, 2003 Schedule TO/13E-3, as amended, that the property was appraised at $12,600,000.

          RESPONSE: We have revised the disclosure in response to this comment. In addition, AIMCO OP will revise the Schedules TO/13E-3 for each of the offers to provide the appraisal reports as exhibits. We supplementally advise the Staff that the sale price of the property has not impacted the current partnership asset valuation.

     11. In addition, tell us when the general partner, who is controlled by you, first determined to sell this property and the circumstances surrounding that decision and transaction. In doing so, tell us when the contract of sale was entered into and when it was executed. We note that your prior offer expired on December 30, 2003, and this property was sold on January 14, 2004. We also note that a Form 8-K was filed with respect to this transaction on January 30, 2004. Finally, we note from page 48 that you recognized gain from the sale in the quarter ended September 30, 2003. It appears that you were aware of this pending sale at the time of that offer and had a duty to disclose this fact and/or amend the tender offer and related documents to address the fact as a material change, as required by Rule 14d-3(b)(1), Rule 13e-3(d)(2) and Rule 14d-9(c)(1). Please provide us your detailed analysis regarding your compliance with the disclosure requirements in this regard. In addition, tell us how the proceeds from that sale were used and/or distributed and revise the current offer to disclose this information. For example, we assume from the distributions disclosed on page 49 that at least some portion of the proceeds were distributed to unit holders. Was the entire $12 million gain distributed to unit holders? When did the distributions take place? Did those who


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Securities and Exchange Commission
March 18, 2005
Page 5


          tendered in the tender offer (and whose units were accepted by you in the offer) have a right to receive the distribution?

          As noted in our introductory comment, revise the remaining offers in accord with our comment, where applicable. For example, we note from page 46 of the Fox Strategic Housing Income offer that one of the two properties held by that partnership was sold on December 16, 2003 for gross proceeds of $10,100,000. We note that this property had been appraised at $9.4 million by AAA in connection with the litigation. We note that the general partner filed a Form 8-K reporting the transaction on December 16, 2003, that you amended the Schedule TO/13E-3 on December 17, 2003 and that the offer expired December 30, 2003; however, we are unable to locate any disclosure related to the sale or proposed sale in the initial offer document or any subsequent amendment.

          RESPONSE: A contract relating to the sale of the third property (Summerwalk) was entered into as of November 7, 2003, at a purchase price of $15,200,000. The contract was amended, as of November 25, 2003, to extend the purchaser's inspection period from December 1, 2003 to December 15, 2003 and to set the closing date at January 13, 2004. The contract was amended again on December 15, 2003, to further extend the inspection period to December 17, 2003. On December 17, 2003, the purchaser terminated the contract. By amendment, dated December 18, 2003, the contract was reinstated with a reduced purchase price of $14,825,000. Effective as of January 12, 2004, an amendment changed the closing date to January 15, 2004, the date on which the sale actually closed.

          AIMCO OP, which controls the general partner, was aware of the proposed sale of the property before the prior tender offer expired on December 30, 2003. The proposed sale was not deemed material to investors because of the probability that the sale would not ultimately close. As noted above, the contract was terminated at one point. In addition, the proposed sale was not deemed material in the context of the offering document, which included disclosure that:

                    o the independent appraiser determined that the Summerwalk property had a value of $12,600,000 as of May 28, 2003;

                    o AIMCO OP did not base its offer price on any third party valuation or the appraisal, nor did it derive the offer price from any arms-length negotiation;

                    o if the properties were sold at prices equal to their appraised value, limited partners would have received a liquidating distribution of $365.80 per unit, significantly in excess of the offer price of $153.85 per unit; and

                    o limited partners might receive more value if they retained their units until the partnership is liquidated; if the partnership's property were sold in the future and the net proceeds were distributed to the limited partners, the amount of such distribution might exceed AIMCO OP's offer price.

          After the property was sold, the partnership deducted from the gross purchase price amounts needed to repay the mortgage encumbering the property (including a prepayment penalty) and a loan made by the general partner, to pay closing costs, a broker's commission, and


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Securities and Exchange Commission
March 18, 2005
Page 6


          prorations, and to establish a reserve for contingencies. With the remaining net proceeds from the sale, on February 4, 2004, the partnership distributed approximately $8,159,000 to limited partners ($169.80 per unit). Limited partners who sold units in the offer that expired December 30, 2003 did not receive this distribution. The disclosure has been revised in the current offer to disclose the sale of the property and the distribution that was paid with the net proceeds. The disclosure will also be revised in the other offers in accordance with the Staff's comment, where applicable.

          We supplementally advise the Staff that AIMCO OP has confirmed that any pending property sales or any definitive plans to sell a property that is owned by any of the partnerships that are the subject of the current offers have been disclosed in the current offering documents, and that it will undertake to amend the offer documents if there is a material change with respect to a property sale.

     12. Revise to clarify the nature of the "prepayment penalties" that you subtracted from the appraised value in determining the consideration for this offer and the liquidation value of the units (page 28) and explain why it is appropriate to subtract these penalties.

          RESPONSE: We have revised the disclosure in response to this comment. We supplementally advise the Staff that, because AIMCO OP determined its offer price based on estimated liquidation proceeds in the event of a liquidation of the partnership, AIMCO OP deducted from its estimate of the partnership's aggregate gross property value the partnership's liabilities and certain other costs, including the estimated prepayment penalties associated with the mortgage indebtedness secured by the partnership's properties, to determine the partnership's net equity value.

     13. We note footnote (1) to the table on page 19. Revise the chart and disclosure on page 19 to clarify whether you have disclosed the highest tender offer price anyone has offered to date, or you have disclosed the highest price you have offered to pay in a tender offer to date.

          RESPONSE: We have revised the disclosure to clarify that the information reflects the highest tender offer price in any tender offers between 2002 and 2004 known to the general partner, including offers by third parties.

     14. What consideration have you given to disclosing the prices you have offered for partnership units in tender offers prior to the most recent two year period? It appears that this information could be material to investors.

          RESPONSE: AIMCO OP has disclosed prior tender offer prices for the most recent three-year period, from 2002 through 2004. AIMCO OP decided against disclosing prices from the offers it made prior to 2002 because it believes that such prices would not provide a meaningful comparison for investors. The facts and circumstances that affect pricing have changed over time. For example, for National Property Investors III (as well as most of the other partnerships that are the subject of the current offers), the partnership no longer owns all of the properties that it owned prior to 2002. As a result, AIMCO OP believes that the prices from the offers it made prior to 2002 do not provide a meaningful comparison to current offer prices, and are therefore not material to investors.


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Securities and Exchange Commission
March 18, 2005
Page 7


     15. Clarify why you selected these two third-party sources (Direct Investment Spectrum and American Partnership Board). For example, do you consider these to be the most comprehensive sources of this information? Where other offers refer only to one third party source of trade price information, such as the offer for units of Fox Strategic Housing Income Partners, clarify why only one source is disclosed.

          RESPONSE: We supplementally advise the Staff that AIMCO OP has disclosed pricing information only from Direct Investments Spectrum and the American Partnership Board because these are the only third-party sources of information regarding secondary market sales that AIMCO OP is aware of. In the offer for Fox Strategic Housing Income Partners, information from the American Partnership Board was not disclosed because the American Partnership Board did not report information for this partnership for the relevant period, and this fact is disclosed in the offer.

Background and Reasons for the Offer, page 38

     16. Here you state that you purchased 659 units in the offer you commenced in November 2003. In your final amendment to the Schedule TO, which was filed January 12, 2004 in connection with that offer, you indicated that 573 units were validly tendered in the offer. Please clarify.

          RESPONSE: We supplementally advise the Staff that the 659 units reported in the offer was a clerical error. Units acquired subsequent to the November 2003 offer were inadvertently included. We have revised the disclosure to report the correct number of units acquired in the November 2003 offer, as reported in AIMCO OP's final amendment to the Schedule TO, and have separately disclosed the number of units acquired subsequent to the November 2003 offer. We have also made corresponding revisions to the offers for each of the other partnerships, where applicable.

Position of the General Partner of Your Partnership with Respect to the Offer, page 39


     17. Each filing person must provide a fairness determination with respect to each group of unaffiliated security holders - those unaffiliated unit holders who tender into the offer and those who do not. Revise to clarify that the each filing person has done so, or revise to provide this information. The current disclosure on pages 39 and 41 appear to address one fairness determination with respect to all unaffiliated security holders.

          RESPONSE: We respectfully submit to the Staff that each offer provides a fairness determination with respect to each group of unaffiliated security holders - unaffiliated limited partners who do not tender units in the offer and unaffiliated limited partners who do tender units in the offer. Please refer to the disclosure on page 40 of the Offer to Purchase for NPI III. In addition, each of the filing persons has provided a fairness determination with respect to each group of unaffiliated security holders. Each offer discloses that each of the AIMCO Entities (defined in the "Summary Term Sheet" as AIMCO OP, Apartment Investment and Management Company and AIMCO-GP, Inc.) believes that the offer price and the structure of the transaction are fair to the unaffiliated limited partners based on the information and factors considered by the general partner of the partnership, and that each of the AIMCO Entities expressly adopts the analysis, and the factors underlying such analysis, of the general



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Securities and Exchange Commission
March 18, 2005
Page 8


          partner of the partnership. Please refer to the disclosure on page 41 of the Offer to Purchase for NPI III.

     18. Generally, the factors outlined in instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for unit holders. In this regard, please revise the general partner's fairness determination to clarify the general partner's consideration of each factor listed in Instruction 2 to Item 1014. For example, it is unclear from the discussion on pages 57-58 whether the general partner considered current and historical market prices, purchase prices paid in recent purchases or other firm offers. It is also unclear what consideration the general partner gave to the appraisal or the valuation performed by the bidders. If a factor was not considered because the factor did not exist (such as where there are a lack of firm offers), then revise to clarify. See Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981). Where an Item 1014 factor indicates a higher value than the offer price, such as liquidation value, then revise to clarify how the fairness determination was made despite this factor.

          RESPONSE: We have revised the disclosure to clarify the general partner's consideration of the offer prices paid in prior tender offers in the most recent three-year period. We have also revised the disclosure to clarify that, although the general partner did consider prices on the secondary market from 2002 through November 2004 (the most recent date for which information was available), it did not consider current or historical market prices because there is no public market for limited partnership units. We note that the general partner's consideration of net book value and the absence of other firm offers is discussed under "Special Factors -- Position of the General Partner of Your Partnership With Respect to The Offer--Factors in Favor of Fairness Determination." We also note that the general partner's consideration of historical prices on the secondary market, the independent appraisal in 2003 and AIMCO OP's valuation is discussed under "Special Factors -- Position of the General Partner of Your Partnership With Respect to The Offer--Factors Not in Favor of Fairness Determination." Where an Item 1014 factor, such as liquidation value, indicated a higher value than the offer price, we have revised the disclosure to clarify how it affected the fairness determination.

     19. On page 40 you disclose a countervailing factor that the offer price "does not take into account any increases in property income that [the partnership] may realize in the near future." Clarify "near future" and whether the partnership has a current expectation of increased revenue in that time frame.

          RESPONSE: We have revised the disclosure to clarify that our offer price does not reflect future prospects and does not ascribe any value to potential future improvements in the operating performance or fair market value of the partnership's properties.

     20. Please revise to provide additional information about the operation of this business so that it is clear why going concern value is not relevant here. In addition, you state that "going concern value typically reflects independent value for the goodwill of a business as a going concern, over and above its asset value, however, those facts are not present here." This disclosure is unclear and appears to inaccurately describe going concern value.



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Securities and Exchange Commission
March 18, 2005
Page 9


          RESPONSE: We have revised the disclosure to clarify that the general partner does not believe that there is a distinction between liquidation value and going concern value for income-producing properties such as these, where the likely sale price in the event of liquidation is expected to be equal to the "going concern value" of the property.

     21. Revise to clarify how the general partner found the offer to be procedurally fair despite the absence of the procedural safeguards discussed in Item 1014 of Regulation M-A. See Q&A No. 21 in Exchange Act Release No. 17719 (April 13, 1981).

          RESPONSE: We note the Staff's comment and respectfully submit that the offer discloses that, in determining the procedural fairness of the offer, the general partner took into account the absence of the procedural safeguards set forth in Item 1014(c)-(e), but determined that the offer was procedurally fair based on certain other factors, such as the opportunity of limited partners to make an individual decision as to whether or not to tender in the offer and the fact that limited partners can evaluate our offer price by comparing it to the net liquidation proceeds per unit derived from the independent appraiser's property valuation.

     22. Revise to further clarify why the general partner is not able to make a recommendation with respect to whether unit holders should tender into the offer. The factors cited here are typically present with respect to any tender offer or investment decision.

          RESPONSE: We have revised the disclosure to clarify that, while the general partner believes that the terms of our offer are fair, it is not able to make a recommendation because, as a subsidiary of AIMCO OP, it has a conflict of interest.

Source of Funds, page 49

     23. We note the disclosure here that you "intend to make concurrent offers to acquire interest in approximately 7 other limited partnerships. If all such offers were fully subscribed for cash, we would be required to pay approximately $33.4 million for all such units." Please revise this section to address the fact that you have made 8 additional tender offers (and to reflect any additional current tender offers not included in the reference line in this letter), In doing so, disclose the total cash consideration to be paid if all were fully subscribed.

          RESPONSE: We have revised the disclosure in response to this comment.

Letter of Transmittal

     24. In the second full paragraph on page 5 you state that the party signing the letter of transmittal appoints purchaser as its proxy with respect to "Units tendered by him or her and accepted for payment by the Purchaser." In the third sentence of this paragraph, you state, "Such appointment will be effective upon receipt of the Letter of Transmittal. " The sentences following this statement imply this fact also. As you know, the proxy cannot be effective until payment has been made. Please clarify this paragraph.

          RESPONSE: We have revised the disclosure in response to this comment.


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Securities and Exchange Commission
March 18, 2005
Page 10

OFFERS TO PURCHASE UNITS OF FOX STRATEGIC HOUSING INCOME PARTNERS AND DAVIDSON INCOME REAL ESTATE, L.P.

     25. Please revise your offers to specifically indicate the number of limited partnership units sought in each offer, as required by Item 1004(a)(1)(i) of Regulation M-A. We note that your current disclosure indicates that you are "offering to purchase limited partnership units" but does not specify the number of units sought. We also note the discussion on the cover page that the limited partnership "prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in capital and profits of your partnership to be transferred within such 12-month period," and, in light of this, you may prorate the tendered units so that you will accept the maximum number without violating this agreement. In addition to clarifying the number of units sought in each offer, revise to clarify how you will be able to determine the number of units that you may purchase while the offer is open, in light of the fact that others may transfer partnership interests within this 12 month period that are unrelated to this offer. We note that you control the general partner of the partnership.

          RESPONSE: We have revised the disclosure in response to this comment.

     26. In light of the above, tell us how many days after the expiration of the offer you intend to pay for or return tendered units. We note the disclosure on page 10 regarding possible delays due to proration.

          RESPONSE: We supplementally advise the Staff that AIMCO OP intends to pay for or return tendered units as promptly as practicable, which it expects will be within three business days after expiration of the offers.

SCHEDULE TO-T/13E-3 FILED WITH RESPECT TO CENTURY PROPERTIES GROWTH FUND XXII AND XIX

     27. Please clarify (i) in what capacity Fox Capital Management Corporation is filing the Schedules TO-T/13E-3 and 14D-9 and (ii) the relationship between Fox Capital Management and Fox Partners IV and II. It is our understanding that, with respect to all of the above-referenced offers, the general partner has been included as a filing person on the Schedule TO-T/13E-3. In these two offers, Fox Capital Management Corporation is a filing person on the Schedule TO-T/13E-3; however, the Schedule 14D-9 indicates that Fox Partners IV and Fox Partners II are the general partners, respectively. We note that in each of these two offers, each Fox entity has signed the Schedule 14D-9. In your response, please provide your analysis regarding whether Fox Partners IV and II should be a filing person on the Schedule TO-T/13E-3 and provide the disclosure required by that form, such as the fairness opinion.

          RESPONSE: In response to this comment, we believe it would be helpful to provide an overview of the ownership structure for Century Properties Growth Fund XXII ("CPGF XXII") and Century Properties Fund XIX ("CPF XIX"). Fox Partners IV is the general partner of CPGF XXII, and Fox Capital Management Corporation ("FCMC") is the managing general partner of Fox Partners IV . Fox Partners II is the general partner of CPF XIX, and FCMC is the managing general partner of Fox Partners II. Fox Partners IV, Fox Partners II and FCMC are all affiliates of AIMCO OP. Accordingly, FCMC filed the Schedules TO-T/13E-3 in its capacity as the managing general partner of the general partner of each of

Securities and Exchange Commission
March 18, 2005
Page 11

          CPGF XXII and CPF XIX, and as an affiliate of AIMCO OP. We will amend the Schedules TO-T/13E-3 to add Fox Partners II as a filing person for CPF XIX and to add Fox Partners IV as a filing person for CPGF XXII.


                                              Very truly yours,

                                              /s/ JONATHAN KO

                                              Jonathan Ko


cc:  Martha Long - Apartment Investment & Management Company
     Miles Cortez, Esq. - Apartment Investment & Management Company Joseph Coco, Esq. - Skadden, Arps, Slate, Meagher & Flom LLP
     Jonathan Friedman, Esq. - Skadden, Arps, Slate, Meagher & Flom LLP